UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

ADVANCED DRAINAGE SYSTEMS INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

00790R104
(CUSIP Number)

Kenneth S. Bring
Berkshire Partners LLC
200 Clarendon Street, 35th Floor
Boston, MA 02116
(617) 227-0050

with a copy to:

Edward S. Horton, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
(212) 574-1265

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☑

Note.  Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00790R104                                                                                                                        13D                                                                                                                       Page 2 of 19

1	Names of Reporting Persons Berkshire Partners LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,257,355
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,257,355
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,257,355
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.5%*
14	Type of Reporting Person IA

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of July 31, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended June 30, 2017.

CUSIP No. 00790R104                                                                                                                        13D                                                                                                                       Page 3 of 19

1	Names of Reporting Persons Berkshire Fund IX, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,614,444
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,614,444
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,614,444
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.5% *
14	Type of Reporting Person PN

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of July 31, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended June 30, 2017.

CUSIP No. 00790R104                                                                                                                        13D                                                                                                                       Page 4 of 19

1	Names of Reporting Persons Berkshire Fund IX-A, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,480,649
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,480,649
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,480,649
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.7% *
14	Type of Reporting Person PN

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of July 31, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended June 30, 2017.

CUSIP No. 00790R104                                                                                                                        13D                                                                                                                       Page 5 of 19

1	Names of Reporting Persons Berkshire Investors III LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 81,946
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 81,946
11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,946
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1% *
14	Type of Reporting Person OO

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of July 31, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended June 30, 2017.

CUSIP No. 00790R104                                                                                                                        13D                                                                                                                       Page 6 of 19

1	Names of Reporting Persons Berkshire Investors IV LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 80,316
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 80,316
11	Aggregate Amount Beneficially Owned by Each Reporting Person 80,316
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1% *
14	Type of Reporting Person OO

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of July 31, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended June 30, 2017.

CUSIP No. 00790R104                                                                                                                        13D                                                                                                                       Page 7 of 19

1	Names of Reporting Persons Stockbridge Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,019,087
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,019,087
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,019,087
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.5%*
14	Type of Reporting Person PN

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of July 31, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended June 30, 2017.

CUSIP No. 00790R104                                                                                                                        13D                                                                                                                       Page 8 of 19

1	Names of Reporting Persons Stockbridge Absolute Return Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,199
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,199
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,199
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%*
14	Type of Reporting Person PN

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of July 31, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended June 30, 2017.

CUSIP No. 00790R104                                                                                                                        13D                                                                                                                       Page 9 of 19

1	Names of Reporting Persons Stockbridge Partners LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,756,420
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,756,420
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,756,420
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.8%*
14	Type of Reporting Person IA

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of July 31, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended June 30, 2017.

CUSIP No. 00790R104                                                                                                                        13D                                                                                                                       Page 10 of 19

1	Names of Reporting Persons Berkshire Partners Holdings LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,013,775
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,013,775
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,013,775
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.3%*
14	Type of Reporting Person OO

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of July 31, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended June 30, 2017.

CUSIP No. 00790R104                                                                                                                        13D                                                                                                                       Page 11 of 19

1	Names of Reporting Persons BPSP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,013,775
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,013,775
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,013,775
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.3%*
14	Type of Reporting Person PN

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of July 31, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended June 30, 2017.

CUSIP No. 00790R104                                                                                                                        13D                                                                                                                       Page 12 of 19

EXPLANATORY NOTE
This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock") of Advanced Drainage Systems, Inc., a Delaware corporation (the "Issuer"). This Statement is being filed on behalf of the Reporting Persons (as defined below).
Certain of the Reporting Persons filed a statement on Schedule 13G on August 27, 2015, as amended on February 16, 2016 and February 14, 2017 (the "Original Schedule 13G") with the U.S. Securities and Exchange Commission (the "SEC") pursuant to Section 13(d) of the Act and Rule 13d-1(c) thereunder, with respect to their ownership of the shares of Common Stock.
Item 1.          Security and Issuer.
This Statement relates to the Common Stock of the Issuer. This Statement supersedes and replaces the Original Schedule 13G. The principal executive offices of the Issuer are located at 4640 Trueman Boulevard, Hilliard, OH 43026.
Item 2.          Identity and Background.
(a) This Statement is being filed jointly by the following (each, a "Reporting Person" and collectively, the "Reporting Persons"): Berkshire Partners LLC ("BP" ), Berkshire Fund IX, L.P. ("BF IX" ), Berkshire Fund IX-A, L.P. ("BF IX-A" ), Berkshire Investors III LLC ("BI III"), Berkshire Investors IV LLC ("BI IV"), Stockbridge Fund, L.P. (f/k/a Stockbridge Special Situations Fund, L.P.) ("SF"), Stockbridge Absolute Return Fund, L.P. ("SARF"), Stockbridge Partners LLC ("SP"), BPSP, L.P. ("BPSP") and Berkshire Partners Holdings LLC ("BPH").
Stockbridge Associates LLC, a Delaware limited liability company ("SA"), is the general partner of SF and SARF. Ninth Berkshire Associates LLC, a Delaware limited liability company ("9BA"), is the general partner of BF IX and BF IX-A. The managing members of SA are Samantha A. Adams, Michael C. Ascione, Bradley M. Bloom, David C. Bordeau, Kenneth S. Bring, Jane Brock-Wilson, Kevin T. Callaghan, Christopher J. Hadley, Lawrence S. Hamelsky, Sharlyn C. Heslam, Elizabeth L. Hoffman, Matthew A. Janchar, Ross M. Jones, Thomas Y. Kuo, Richard K. Lubin, Joshua A. Lutzker, Jonathan J. Meyer, Greg Pappas, Marni F. Payne, David R. Peeler, Anil Seetharam, Raleigh A. Shoemaker, Robert J. Small and Edward J. Whelan, Jr. (the "Berkshire Principals"). The Berkshire Principals are also the managing members of BI IV, BI III and 9BA.
BPH, a Delaware limited liability company, is the general partner of BPSP, a Delaware limited partnership, which is the managing member of each of SP, a Delaware limited liability company that is the registered investment adviser for SF and SARF, as well as certain other accounts holding shares of the Issuer for which SP serves as investment adviser, and BP, a Massachusetts limited liability company that is the registered investment adviser for BF IX and BF IX-A. The Berkshire Principals are the managing members of BPH.

 (b) The following address is the principal business offices of each of the Reporting Persons, SA and 9BA: 200 Clarendon Street, 35th Floor, Boston, Massachusetts 02116.
(c) The principal business of each of BF IX, BF IX-A, SF, and SARF is to make investments in, buy, sell, hold, pledge and assign securities. The principal business of SA is to act as general partner of SF, SARF and certain other accounts. The principal business of 9BA is to act as general partner of BF IX and BF IX-A. The principal business of SP is to act as investment manager of SF, SARF and certain other funds or managed accounts.  The principal business of BP is to act as investment manager of BF IX, BF IX-A and certain other funds or pooled investment vehicles. The principal business of BPH and BPSP is to act as investment manager to certain investment funds.  The principal occupation of each of the Berkshire Principals is Managing Director of BPH.
(d) During the last five years, none of the Reporting Persons, 9BA, SA, nor the Berkshire Principals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Reporting Persons, 9BA, SA, nor the Berkshire Principals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his, her or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of BPH, BPSP, SP, BF IX, BF IX-A, BI IV, SF, SARF, 9BA and SA are organized under the laws of the State of Delaware. BP and BI III are organized under the laws of the Commonwealth of Massachusetts. Each of the Berkshire Principals is a citizen of the United States.

CUSIP No. 00790R104                                                                                                                        13D                                                                                                                       Page 13 of 19

Item 3.          Source and Amount of Funds or Other Consideration.
The ultimate source of funds for the acquisition of the Common Stock by: (i) each of BF IX, BF IX-A, BI III and BI IV was capital contributions of the partners and members of such Reporting Persons, (ii) SF and SARF was capital contributions of the partners of such Reporting Persons or investment proceeds thereof and (iii) SP was capital contributed to a managed account or investment proceeds thereof advised by such Reporting Person.
The total amount of funds used by the Reporting Persons in making their purchases was $194,962,244. Of this total, SP used $16,948,954 to make purchases on behalf of a private endowment. Total amount of funds represents the purchase price for the reported shares, excluding brokerage commissions.
Item 4.          Purpose of Transaction.
The Reporting Persons hold their shares of the Common Stock of the Company for investment purposes.  The Reporting Persons intend to communicate, directly or through intermediaries, with members of the Issuer's management and board of directors, concerning matters relating to the business and affairs of the Issuer, including discussions relating to the Reporting Persons' assistance with succession planning, the composition and selection of the Issuer's board of directors and management team generally, and the potential for representation by the Reporting Persons on the Issuer's board of directors.  These discussions may also include assisting and engaging with the Issuer on a review of its strategic activities, assessment of its organization, opportunities for operational improvement, and the pursuit of initiatives for enhancing shareholder value (including but not limited to strategic mergers and acquisitions, balance sheet optimization, use of leverage, dividend and share repurchase policy, or a going private transaction).
The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may at any time and from time to time, (i) acquire Common Stock and/or other securities of the Issuer (collectively, "Issuer Securities"), (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) engage in or encourage communications with the Issuer, members of management and the board of directors of the Issuer, other existing or prospective security holders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors to consider exploring any items mentioned in this Statement, and/or (iv) take such other actions and pursue such other options with respect to their investment in the Issuer as they deem appropriate including, without limitation, any of the actions referred to in paragraphs (a)-(j) of Item 4 of Schedule 13D under the Act, as amended.
The filing of this Schedule is not an admission by the Reporting Persons that they hold shares for the purpose or with the effect of changing or influencing the control of the Issuer.
Except as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions enumerated in clauses (a)-(j) of Item 4 of Schedule 13D under the Act, as amended.
Item 5.          Interest in Securities of the Issuer.
(a) and (b)
BF IX holds 3,614,444 shares of the Issuer's Common Stock. Accordingly, BF IX has voting and dispositive power with respect to such shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of BF IX, 9BA may be deemed to beneficially own 3,614,444 shares of Common Stock held by BF IX. However, 9BA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that 9BA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by BF IX.
BF IX-A holds 1,480,649 shares of the Issuer's Common Stock. Accordingly, BF IX-A has voting and dispositive power with respect to such shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of BF IX-A, 9BA may be deemed to beneficially own 1,480,649 shares of Common Stock held by BF IX-A. However, 9BA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that 9BA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by BF IX-A.
BP is the registered investment adviser of BF IX and BF IX-A. Collectively, BF IX and BF IX-A directly hold 5,095,093 shares of Common Stock. Based on the two preceding sentences, BP may be deemed to beneficially own such shares of Common Stock held by BF IX and BF IX-A. However, BP disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that BP is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by BF IX and BF IX-A.

CUSIP No. 00790R104                                                                                                                        13D                                                                                                                       Page 14 of 19

BI III holds 81,946 shares of the Issuer's Common Stock. Accordingly, BI III has voting power and dispositive power with respect to such shares of Common Stock. BI III may be deemed to be, but does not admit to being, a member of a group holding over 10% of the Issuer's outstanding Common Stock for purposes of Section 13(d)(3) of the Act.
BI IV holds 80,316 shares of the Issuer's Common Stock. Accordingly, BI IV has voting power and dispositive power with respect to such shares of Common Stock. BI IV may be deemed to be, but does not admit to being, a member of a group holding over 10% of the Issuer's outstanding Common Stock for purposes of Section 13(d)(3) of the Act.
BP, as the investment manager of BI III and BI IV, may be deemed to beneficially own the 162,262 shares of Common Stock held by BI III and BI IV, collectively. Accordingly, BP has voting and dispositive power with respect to such shares of Common Stock.
SF holds 3,019,087 shares of Common Stock. Accordingly, SF has voting and dispositive power with respect to such shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of SF, SA may be deemed to beneficially own 3,019,087 shares of Common Stock held by SF. However, SA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that SA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by SF.
SARF holds 9,199 shares of Common Stock. Accordingly, SARF has voting and dispositive power with respect to such shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of SARF, SA may be deemed to beneficially own 9,199 shares of Common Stock held by SARF. However, SA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that SA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by SARF.
SP holds 728,134 shares of the Issuer's Common Stock on behalf of certain other accounts and, as the registered investment adviser of SF and SARF, may be deemed to beneficially own the 3,028,286 shares of Common Stock held by SF and SARF, collectively. Accordingly, SP has voting and dispositive power with respect to such shares of Common Stock.
BPH is the general partner of BPSP, which is the managing member of each of SP and BP. As the managing member of SP and BP, BPSP may be deemed to beneficially own shares of common stock that are beneficially owned by SP and BP. As the general partner of BPSP, BPH may be deemed to beneficially own shares of common stock that are beneficially owned by BPSP. BPH, BPSP, BP, SP, 9BA and SA are under common control and may be deemed to be, but do not admit to being, a group for purposes of Section 13(d)(3) of the Act.
By virtue of their positions as managing members of BPH, BPSP, BP, SP, 9BA and SA, certain of the Berkshire Principals may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by BF IX, BF IX‑A, BI III, BI IV, SF, SARF and SP. However, none of the Berkshire Principals, acting alone, has voting or investment power with respect to shares beneficially owned by such Reporting Persons, and, as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock.
Pursuant to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2017, there were 55,246,148 shares of Common Stock issued and outstanding as of July 31, 2017. Accordingly, the shares of Common Stock beneficially owned by the Reporting Persons, in the aggregate, represent approximately 16.3% of the outstanding shares of Common Stock, which is broken out by Reporting Person as follows:
i.	BPH beneficially owns 16.3% of the Issuer's Common Stock.
ii.	BPSP beneficially owns 16.3% of the Issuer's Common Stock.
iii.	BP beneficially owns 9.5% of the Issuer's Common Stock.
iv.	SP beneficially owns 6.8% of the Issuer's Common Stock.
v.	BF IX beneficially owns 6.5% of the Issuer's Common Stock.
vi.	BF IX-A beneficially owns 2.7% of the Issuer's Common Stock.
vii.	SF beneficially owns 5.5% of the Issuer's Common Stock.
viii.	SARF beneficially owns less than 0.1% of the Issuer's Common Stock.
ix.	BI III beneficially owns 0.1% of the Issuer's Common Stock.
x.	BI IV beneficially owns 0.1% of the Issuer's Common Stock.
By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act. As a result, such group may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by each member of the group. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group. BP, BF IX, BF IX-A and 9BA acknowledge that they are part of a "group" for purposes of Section 13(d)(3). However, the filing of this Statement shall not be construed as an admission that BI III, BI IV, SF, SARF, SP or SA are a part of a group, or have agreed to act as a part of a group.

CUSIP No. 00790R104                                                                                                                        13D                                                                                                                       Page 15 of 19

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share for all transactions by the Reporting Persons in the shares of Common Stock within the late 60 days, are set forth below:
Reporting Person	Date	Price Per Share	Number of Shares Purchased / (Sold)
BF IX	6/22/17	$20.0253	687,301
BF IX-A	6/22/17	$20.0253	281,551
BI III	6/22/17	$20.0253	18,546
BI IV	6/22/17	$20.0253	15,902

BF IX	6/23/17	$19.9250	345,050
BF IX-A	6/23/17	$19.9250	141,350
BI III	6/23/17	$19.9250	7,459
BI IV	6/23/17	$19.9250	6,141

BF IX	6/26/17	$19.9250	386,894
BF IX-A	6/26/17	$19.9250	158,489
BI III	6/26/17	$19.9250	8,397
BI IV	6/26/17	$19.9250	9,272

BF IX	8/3/17	$19.1439	903,512
BF IX-A	8/3/17	$19.1439	370,123
BI III	8/3/17	$19.1439	19,639
BI IV	8/3/17	$19.1439	20,161
SARF	8/3/17	$19.1439	119
SF	8/3/17	$19.1439	39,072
SP	8/3/17	$19.1439	9,426

BF IX	8/4/17	$19.5758	23,012
BF IX-A	8/4/17	$19.5758	9,426
BI III	8/4/17	$19.5758	498
BI IV	8/4/17	$19.5758	514
SARF	8/4/17	$19.5758	82
SF	8/4/17	$19.5758	26,883
SP	8/4/17	$19.5758	6,485

BF IX	8/7/17	$20.9637	1,268,675
BF IX-A	8/7/17	$20.9637	519,710
BI III	8/7/17	$20.9637	27,407
BI IV	8/7/17	$20.9637	28,326
SARF	8/7/17	$20.9637	1,355
SF	8/7/17	$20.9637	234,570
SP	8/7/17	$20.9637	107,259

*The number of securities reported represents an aggregate number of shares executed by a broker-dealer in multiple open market transactions over a range of prices. The price per share reported represents the weighted average price (without regard to brokerage commissions). The applicable Reporting Person undertakes to provide the staff of the SEC upon request, the number of shares executed by such Reporting Person at each price.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.
(e) Not applicable.
Item 6.          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The responses to Items 3, 4 and 5 are incorporated herein by reference.
Item 7.          Material to be Filed as Exhibits.
Exhibit A          Joint Filing Agreement

CUSIP No. 00790R104                                                                                                                        13D                                                                                                                       Page 16 of 19

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:          August 8, 2017
BERKSHIRE PARTNERS LLC

By: BPSP, L.P.,
its managing member

By: Berkshire Partners Holdings LLC,
its general partner

By: /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

BERKSHIRE FUND IX, L.P.

By: Ninth Berkshire Associates LLC,
its general partner

By: /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

BERKSHIRE FUND IX-A, L.P.

By: Ninth Berkshire Associates LLC,
its general partner

By: /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

BERKSHIRE INVESTORS IV LLC

By: /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

BERKSHIRE INVESTORS III LLC

By: /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

[Signature Page to Schedule 13D]

CUSIP No. 00790R104                                                                                                                        13D                                                                                                                       Page 17 of 19

STOCKBRIDGE FUND, L.P.

By: Stockbridge Associates LLC,
its general partner

By: /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

STOCKBRIDGE ABSOLUTE RETURN FUND, L.P.

By: Stockbridge Associates LLC,
its general partner

By: /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

STOCKBRIDGE PARTNERS LLC

By:          BPSP, L.P.,
its managing member

By:          Berkshire Partners Holdings LLC,
its general partner

By:          /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

BERKSHIRE PARTNERS HOLDINGS LLC

By:          /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

BPSP, L.P.

By:          Berkshire Partners Holdings LLC,
its general partner

By:          /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

[Signature Page to Schedule 13D]

CUSIP No. 00790R104                                                                                                                        13D                                                                                                                       Page 18 of 19

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of common stock, $0.01 par value per share, of Advanced Drainage Systems, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.  This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  The execution and filing of this agreement shall not be construed as an admission that the undersigned are a group, or have agreed to act as a group.

Dated:          August 8, 2017

BERKSHIRE PARTNERS LLC

By:          BPSP, L.P.,
its managing member

By:          Berkshire Partners Holdings LLC,
its general partner

By:          /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

BERKSHIRE FUND IX, L.P.

By:          Ninth Berkshire Associates LLC,
its general partner

By:          /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

BERKSHIRE FUND IX-A, L.P.

By:          Ninth Berkshire Associates LLC,
its general partner

By:          /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

BERKSHIRE INVESTORS IV LLC

By:          /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

BERKSHIRE INVESTORS III LLC

By:          /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

[Signature Page to Schedule 13D - Joint Filing Agreement]

CUSIP No. 00790R104                                                                                                                        13D                                                                                                                       Page 19 of 19

STOCKBRIDGE FUND, L.P.

By:          Stockbridge Associates LLC,
its general partner

By:          /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

STOCKBRIDGE ABSOLUTE RETURN FUND, L.P.

By:          Stockbridge Associates LLC,
its general partner

By:          /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Diretor

STOCKBRIDGE PARTNERS LLC

By:          BPSP, L.P.,
its managing member

By:          Berkshire Partners Holdings LLC,
its general partner

By:          /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

BERKSHIRE PARTNERS HOLDINGS LLC

By:          /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

BPSP, L.P.

By:          Berkshire Partners Holdings LLC,
its general partner

By:          /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

[Signature Page to Schedule 13D - Joint Filing Agreement]